UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

81941Q2031

(CUSIP Number)

Tianqiao Chen
Shanda Media Limited
First Step Services Limited
Premium Lead Company Limited
Qian Qian Chrissy Luo
Silver Rose Investment Limited
Crystal Day Holdings Limited
Fortune Capital Holdings Enterprises Limited
Danian Chen
Shanda Investment International Ltd.
c/o Tianqiao Chen
Unit 403A, 4/F Golden Center
188 Des Voeux Road Central
Hong Kong
Telephone: +852 2851 0177

With a copy to:
Ling Huang, Esq.
Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, People’s Republic of China
Telephone: +86 10 5922 8000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

February 14, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1           This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents two ordinary shares.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 2 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1 Ordinary Share 2
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1 Ordinary Share 2
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Ordinary Share 2
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% 3
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

2	Solely as the sole shareholder of Shanda Media Limited.

3	Based on 1 Ordinary Share outstanding as of February 14, 2012.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 3 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1 Ordinary Share 4
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1 Ordinary Share 4
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Ordinary Share 4
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% 5
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

4	Solely as a holder of 60% of the shares of First Step Services Limited.

5	Based on 1 Ordinary Share outstanding as of February 14, 2012.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 4 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) First Step Services Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1 Ordinary Share 6
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1 Ordinary Share 6
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Ordinary Share 6
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% 7
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

6	Solely as a holder of 60% of the shares of Premium Lead Company Limited.

7	Based on 1 Ordinary Share outstanding as of February 14, 2012.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 5 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Premium Lead Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1 Ordinary Share
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1 Ordinary Share
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1 Ordinary Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100% 8
14		TYPE OF REPORTING PERSON (See Instructions) CO, HC

8	Based on 1 Ordinary Share outstanding as of February 14, 2012.

SCHEDULE 13D

CUSIP No. 81941Q203	Page 6 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Qian Qian Chrissy Luo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 81941Q203	Page 7 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Silver Rose Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 81941Q203	Page 8 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Crystal Day Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 81941Q203	Page 9 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Fortune Capital Holdings Enterprises Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 81941Q203	Page 10 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Danian Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 81941Q203	Page 11 of 13 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shanda Investment International Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF, SC, PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) CO

This Amendment No. 2 is being filed jointly by Tianqiao Chen (“Mr. Chen”), Shanda Media Limited (“Shanda Media”), First Step Services Limited (“First Step”), Premium Lead Company Limited (“Premium Lead”), Qian Qian Chrissy Luo (“Ms. Luo”), Silver Rose Investment Limited (“Silver Rose”), Crystal Day Holdings Limited (“Crystal Day”), Fortune Capital Holdings Enterprises Limited (“Fortune Capital”), Danian Chen and Shanda Investment International Ltd. (“Shanda Investment”, together, the “Reporting Persons”).

This Amendment No. 2 amends the Schedule 13D jointly filed with the Securities and Exchange Commission (the “SEC”) on October 24, 2011 by the Reporting Persons, as previously amended by Amendment No. 1 filed on November 23, 2011(the “Original Schedule 13D”).

Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect.  Terms used but not defined herein have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The Issuer held an extraordinary general meeting on February 14, 2012, at which the Issuer’s shareholders voted in favor to approve the previously announced Merger Agreement, pursuant to which Merger Sub will be merged with and into the Issuer with the Issuer surviving the merger as a wholly owned subsidiary of Premium Lead.

On February 14, 2012, the Issuer filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on February 14, 2012.  At the Effective Time, by virtue of the Merger and without any action on the part of Premium Lead, Merger Sub or the Issuer, (i) each Ordinary Share of the Issuer beneficially owned by the Reporting Persons has been automatically cancelled without any conversion thereof and no payment or distribution will be made with respect thereto, and (ii) each Ordinary Share of the Issuer, other than (x) the Ordinary Shares and American depositary shares (“ADSs”) beneficially owned by the Reporting Persons and (y) the Ordinary Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their appraisal rights under the Cayman Islands Companies Law, has been cancelled in exchange for the right to receive $20.675 and each ADS, each representing two Ordinary Shares, represents the right to receive $41.35 (less $0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes.

Upon the Effective Time of the Merger, the Issuer became a wholly owned subsidiary of Parent with 1 ordinary share outstanding (which is owned by Premium Lead) and the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the ADSs ceased to trade on The NASDAQ Global Select Market (“NASDAQ”) at the close of business on February 14, 2012 and the Issuer became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.  On February 14, 2012, NASDAQ has filed an application on Form 25 with the SEC to report that the Issuer is no longer listed on NASDAQ.

The Issuer intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by promptly filing Form 15 with the SEC.  The Issuer’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
As of the date of filing of this Amendment, Premium Lead beneficially owns 1 ordinary share, representing 100% of the outstanding shares of the Issuer.  Premium Lead has the sole voting and dispositive power with respect to the share.

Except as set forth in this Item 5, none of the Reporting Persons beneficially owns any shares of the Issuer or has any voting power or dispositive power over any share of the Issuer.

(c)
Except as disclosed in Item 6 below, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions relating to the Ordinary Shares during the past sixty (60) days.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The descriptions of the Merger Agreement set forth in Item 4 of this Schedule 13D/A are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

February 24, 2012

TIANQIAO CHEN

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

FIRST STEP SERVICES LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

PREMIUM LEAD COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

QIAN QIAN CHRISSY LUO

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo

SILVER ROSE INVESTMENT LIMITED

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

CRYSTAL DAY HOLDINGS LIMITED

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

FORTUNE CAPITAL HOLDINGS ENTERPRISES LIMITED

By:	/s/ Qian Qian Chrissy Luo
	Name:	Qian Qian Chrissy Luo
	Title:	Director

DANIAN CHEN

By:	/s/ Danian Chen
	Name:	Danian Chen

SHANDA INVESTMENT INTERNATIONAL LTD.

By:	/s/ Danian Chen
	Name:	Danian Chen
	Title:	Director